Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 23, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 23, 2005, entitled "Lars Thunell leaving Statoil board".

Lars Thunell leaving Statoil board

Lars Thunell is to withdraw from Statoil's (OSE: STL; NYSE: STO) board of directors with effect from 1 January.

He is taking up a new position with the World Bank which means that he will be unable to maintain his directorship.
Mr Thunell was elected to the board by Statoil's corporate assembly on 22 June this year.

Contact:
Ola Morten Aanestad, vice president for media relations, tel +47 48 08 02 12 (mobile), +47 51 99 13 77.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 23, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer